82-4436

Albaum & Associates

BARRISTERS AND SOLICITORS

366 BAY STREET, SUITE 800
TORONTO, CANADA
M5H 4B2

TELEPHONE: (416) 304-1932
TELECOPIER: (416) 304-0240
albaum_law@hotmail.com

July 12, 2002

02042704

SUPPL

02 JUL 18 AM 10:35

Office of International Corporate Finance
Securities and Exchange Commission
450, 5th Street N.W.
Mail Stop 3-9
Washington, D.C. 20549

Dear Sirs:

Re: Ungava Minerals Corp. (the "Corporation")
<u>Your File Number 82-4436</u>

We enclose on behalf of the Corporation the following documents:

1. Press Release dated June 27, 2002
2. Press Release dated July 4, 2002
3. Insider Report of Christine Erikson dated July 3, 2002
4. Insider Report of Lorne Albaum dated July 3, 2002
5. Directors' Circular dated July 3, 2002.

Should you have any questions in connection with the foregoing, please do not hesitate to contact the undersigned.

Yours very truly,

ALBAUM & ASSOCIATES

Lorne H. Albaum

/dja

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

P

dlw 7/18

Enclosures

UNGAVA MINERALS CORP. June 27, 2002
Toronto, Ontario Issued and Outstanding: 18,196,610 Common Shares

Ungava Minerals Corp. Forms Special Committee; Announces Appointment of Financial Advisor and New President

Ungava Minerals Corp. ("Ungava") announced today that its Board of Directors has formed a Special Committee of independent members of the Board in response to the unsolicited offer for 9,280,271 common shares of Ungava by Canadian Royalties Inc. on June 19, 2002.

Ungava also announced that it has retained Northern Securities Inc. to act as financial advisor with respect to the unsolicited tender offer.

"The Board, together with its advisors, will review the Canadian Royalties offer following which the Board will issue a formal communication to shareholders," said Glen Gasparini, Chairman of the Special Committee. He further stated: "Shareholders are advised not to take any action with respect to the offer until the Board of Directors has issued a recommendation on the offer."

The Board of Directors wishes to announce the appointment of Lorne H. Albaum as a Director of Ungava upon the resignation of Pierre MacDonald, due to personal reasons. Mr. Albaum was also appointed the President of the company effective immediately. Mr. Glen Erikson has resigned his position as President of Ungava due to personal reasons and his employment agreement has also been cancelled. Mr. Erikson will continue to serve as a director of Ungava and act as a consultant to the company on a monthly basis. The Board of Directors acknowledged the significant contributions that Mr. Erikson has made to Ungava and appreciates the ongoing counsel he will provide. Mr. Albaum is a securities lawyer who has been in private practice since 1998. He has experience with small capitalization companies and junior resource issuers. Mr. Albaum is also a director and officer of Davidson Tisdale Ltd., a natural resource exploration company with properties located near Timmins, Ontario.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

82-4436

UNGAVA MINERALS CORP. July 4, 2002
Toronto, Ontario Issued and Outstanding: 18,196,610 Common Shares

Ungava Minerals Rejects Canadian Royalties Offer

Ungava Minerals Corp. (the "Company") announced today that its Board of Directors has unanimously rejected the unsolicited take-over Offer by a wholly-owned subsidiary of Canadian Royalties Inc. ("CRI") to purchase 9,280,271 common shares of the Company for $0.10 per share. The Directors' Circular outlining the reasons for rejection will be mailed to shareholders today.

"The Offer provides inadequate value for too few common shares," said Glen Gasparini, Chairman of the Company's Special Committee. "After carefully reviewing the Offer, the Company's Board unanimously recommends that shareholders reject the Offer and not tender their common shares."

Northern Securities Inc., the Board of Directors' financial advisor, concluded that the Offer is inadequate from a financial point of view, to holders of common shares. The Offer is not adequate to the Company's shareholders from a financial point of view and that the Offer and the transactions contemplated thereby are not in the best interest of the Company and its shareholders.

As a partial offer, the Offer is inherently coercive as it requires Company shareholders to make decisions regarding their investments without the knowledge of whether and to what extent other Company shareholders will accept the Offer.

The Offer is also opportunistic because the Company is currently pursuing legal relief against CRI for breach of contract and fiduciary duty in connection with the Option And Joint Venture Agreement dated January 12, 2001, between the Company and CRI, respecting the Company's option of its Ungava Trough property to CRI. The arbitration hearing in this matter is scheduled to be heard from July 15-19, 2002.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

82-4436

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

UNGAVA MINERALS CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 3

DATE OF LAST REPORT FILED: DD 16 MM 05 YY 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD MM YY

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: ERIKSON

GIVEN NAMES: CHRISTINE

NO. 937 STREET WHITTIER CRESCENT APT

CITY: MISSISSAGUA

PROV: ONTARIO POSTAL CODE: L5H 2X4

BUSINESS TELEPHONE NUMBER: 905 - 274 - 7188 EXT

BUSINESS FAX NUMBER: 905 - 274 - 8554

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☒ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☒ ALBERTA
- ☐ BRITISH COLUMBIA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☒ NOVA SCOTIA
- ☒ ONTARIO
- ☒ QUIBEC
- ☐ SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DD	DATE MM	DATE YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	1,500,000	02	07	02	47		1,500,000	Nil	☐	0		
COMMON	3,223,366	02	07	02	47		2,415,862	Nil	☐	771,504	0	
COMMON									☐			

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

OSC 55-102F6 Rev. 2002 / 2 / 8 VERSION FRANΓAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): CHRISTINE ERIKSON

SIGNATURE:

DATE OF THIS REPORT: DD 03 MM 07 YY 02

FORM 55-102F6
INSIDER REPORT
(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and *Newfoundland*. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or *telephone number(s)* set out on the back of this report.

82-4436

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

UNGAVA MINERALS CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 3 | 4 | 5

DATE OF LAST REPORT FILED (DD MM YY):

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DD MM YY): 25 06 02

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: ALBAUM

GIVEN NAMES: LORNE HOWARD

NO.: 86 STREET: ALDERSHOT CRESCENT APT:

CITY: TORONTO

PROV: ONTARIO POSTAL CODE: M2P 1M1

BUSINESS TELEPHONE NUMBER: 416 - 304 - 1932 EXT

BUSINESS FAX NUMBER: 416 - 304 - 0240

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA
☐ BRITISH COLUMBIA
☐ MANITOBA
☐ NEWFOUNDLAND
☒ NOVA SCOTIA
☒ ONTARIO
☒ QUIBEC
☐ SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON									☐	2,160,000	1	SEE REMARK 1.
COMMON									☐	4,523,182	1	SEE REMARK 2.

☐ YES ☒ NO

... uniform report for the insider reporting ... all provincial securities Acts. The terminology ... accommodate the various Acts.

☒ ENGLISH ☐ FRENCH

... FILE

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

1. THESE SHARES ARE HELD BY ALBERTA RICHWEST INC.
2. THESE SHARES ARE HELD BY THE UNGAVA TRUST OF WHICH MR. ALBAUM IS THE SOLE TRUSTEE.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): LORNE ALBAUM

SIGNATURE:

DATE OF THIS REPORT:

82-4436

This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Offer, you should consult with your investment dealer or other professional advisor.

Ungava Minerals Corp.

Directors' Circular

Recommending the

REJECTION

of the Offer by

3919005 Canada Inc.,

a wholly-owned subsidiary

of

Canadian Royalties Inc.,

dated June 19, 2002

to purchase 9,280,271 Common Shares of

Ungava Minerals Corp.

02 JUL 15 AM 10:25

The Board of Directors of Ungava Minerals Corp. UNANIMOUSLY recommends that holders of Common Shares REJECT the Offer and NOT TENDER their Common Shares to the Offer.

Northern Securities Inc. has advised that, as of the date hereof, the Offer is INADEQUATE, from a financial point of view, to holders of Common Shares.

July 3, 2002

UNGAVA MINERALS CORP.

366 Bay Street, Suite 800
Toronto, Ontario M5H 4B2

July 3, 2002

Dear Shareholder:

Re: Unsolicited Take-over Bid by Canadian Royalties Inc.

You recently received an offer (the "CRI Offer") from 3919005 Canada Inc., a wholly-owned subsidiary of Canadian Royalties Inc. ("CRI") to purchase 9,280,271 Common Shares of Ungava Minerals Corp. for $0.10 per Common Share.

Your Board of Directors, after receiving the recommendation of its Special Committee of directors who are independent of management and our major shareholders, has unanimously determined that the CRI Offer is inadequately priced and is therefore not in your best interests. **The Board of Directors unanimously recommends that you REJECT the CRI Offer and not tender your shares.**

The CRI Offer represents a partial bid for too low a purchase price. In reaching its conclusion, the Board of Directors, assisted by its financial and legal advisers, carefully considered all aspects of the CRI Offer, as well as the factors described in the enclosed Directors' Circular. You are advised to read the full explanation of the reasons for your Directors' recommendation in the attached Directors' Circular including the opinion of our financial adviser, Northern Securities Inc.

The Board of Directors believes that if CRI wishes to acquire control of Ungava Minerals Corp., it should do so by way of a take-over bid for all shares of Ungava Minerals Corp. at a price that represents the fair value of the shares.

None of the Directors of Ungava Minerals Corp. has accepted or intends to accept the CRI Offer.

We urge you to read the enclosed material carefully.

Sincerely,
On behalf of the Special Committee

Glen Gasparini
Director and Chairman of the Special Committee

TABLE OF CONTENTS

NOTICE TO UNITED STATES SHAREHOLDERS

The CRI Offer referred to herein is made by a Canadian Offeror for the securities of Ungava Minerals Corp., a Canadian corporation, and while the CRI Offer and this Directors' Circular are subject to Canadian disclosure requirements, U.S. shareholders should be aware that these requirements are different from those of the United States. The enforcement by U.S. shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that CRI and the Corporation are each located in a foreign country, most or all of their respective officers and directors are residents of a foreign country and a substantial portion of their assets may be located outside of the United States.

After such analysis, the Special Committee concluded that the Offer fails to recognize the value of Ungava and is an attempt by CRI to acquire control of Ungava, to benefit its own interest, for less than the fair value of the Common Shares. At a meeting held on July 3, 2002, the Special Committee advised the Board of Directors to make a unanimous recommendation to the shareholders advising them to reject the Offer and not to tender any of their Common Shares to the Offer.

RECOMMENDATION OF THE BOARD OF DIRECTORS OF UNGAVA

For the reasons more fully described below, **the Special Committee of the Board of Directors unanimously concluded that the Offer is not adequate from a financial point of view and is not in the best interests of Ungava and its shareholders. The Special Committee provided its recommendations to this effect to the Board of Directors. Based on the recommendation of the Special Committee, the Board of Directors unanimously recommends that holders of the Common Shares reject the Offer.**

Shareholders of Ungava should nevertheless consider the Offer carefully and come to their own decision to accept or reject the Offer. Shareholders who are in any doubt as to how to respond to the Offer should consult their investment dealer, lawyer or other advisor.

REASONS FOR RECOMMENDATION

The Board of Directors has carefully considered the Offer and has received the benefit of advice from its financial and legal advisors, acting as special counsel to the Board of Directors in connection with the Offer, and the recommendation of the Special Committee of independent directors of Ungava.

The Board of Directors has unanimously concluded that the Offer is an inadequately priced partial offer which, if successful, will enable CRI to acquire control of Ungava without paying an appropriate control premium. In unanimously concluding that the Offer is inadequate and not in the best interests of Ungava shareholders, the Board of Directors identified a number of factors as being most relevant, including the following:

1. Fairness Opinion of Northern Securities Inc.

The Board of Directors has received a written opinion letter dated July 3, 2002 (the "Opinion") from Northern Securities Inc. ("Northern") stating that, in its opinion, as of July 3, 2002, the Offer is inadequate from a financial point of view to holders of Common Shares. A copy of the Opinion is incorporated herein and is attached as Schedule "A" hereto. The Board of Directors has relied on the Opinion of Northern as one of the principal reasons for its rejection of the Offer.

Northern Securities Inc. has been retained by the Board of Directors as financial advisor to Ungava to assess and provide advice to the Special Committee with respect to the Offer, including the adequacy of the Offer. The Special Committee and the Board of Directors have received and considered the Opinion of Northern, which states that, as of the date hereof, **the Offer is inadequate, from a financial point of view**, to the holders of Common Shares. The Opinion is directed only to the fairness, from a financial point of view, of the Offer Price to be received in the Offer and is not intended to constitute, and does not constitute, a recommendation as to whether any Ungava shareholder should tender Common Shares pursuant to the Offer. Shareholders of Ungava should read the Opinion carefully in its entirety.

The Board of Directors concurs with Northern, has authorized the inclusion of the Opinion in this Directors' Circular for the benefit of holders of Common Shares and considers the Opinion to be one of the fundamental reasons for its recommendation that the Offer be rejected.

2. Offer Opportunistic

The Board of Directors believes that the Offer is opportunistically timed to take advantage of a period of general decline in stock market values, coupled with the current temporary absence of a stock market quotation for the Ungava Common Shares.

The Corporation is currently considering making an application to have its Common Shares quoted for trading on an organized market in Canada or the United States; however, at this time no such application has been made and there can be no assurance that the Corporation will secure a quotation for its Common Shares.

The Offer is also opportunistic because Ungava is currently pursuing legal relief against CRI for breach of contract and fiduciary duty in connection with the Option And Joint Venture Agreement dated January 12, 2001, between Ungava and CRI, respecting Ungava's option of its Ungava Trough property to CRI. The relief is sought in an arbitration proceeding scheduled to be heard July 15-19, 2002, the results of which could have a significant impact on the future prospects of the Corporation. Ungava has alleged that CRI has failed to timely deliver certain reports and materials which the Corporation was entitled to receive. In addition, Ungava has learned through the production of documents ordered in connection with the arbitration that CRI, in the year 2000, made a significant discovery of Platinum Group Metals, "PGE's" and copper on the property without informing the Corporation at the time of the negotiation of the Option And Joint Venture Agreement. The outcome of the arbitration proceedings could have a significant impact on the Corporation's prospects.

3. Coercive Bid

The Offer is a "partial bid" in that CRI is offering to purchase only 9,280,271 of the 18,196,610 Common Shares. A partial bid structure is inherently coercive because it forces shareholders to make, as available, a decision as to whether to accept an offer (and in respect of how many shares), reject such offer, sell into the market or maintain their position without knowing whether or not or to what extent other shareholders will accept the Offer or CRI will take up such tendered shares. A shareholder may feel compelled to deposit to a partial take-over bid even though the shareholder considers the offer inadequate out of a concern that in failing to do so, the shareholder may be left with illiquid shares which trade at a price which does not reflect fair value or do not trade at all.

4. Rejection of Offer By Ungava's Directors and Officers

The directors and officers of Ungava and their respective associates who, excluding the exercise of stock options hold an aggregate of 9,583,715 Common Shares, representing 52.67% of the outstanding Common Shares, have indicated to Ungava that they will not tender any of their Common Shares to the Offer.

BACKGROUND TO THE OFFER AND RESPONSE OF UNGAVA

On June 20, 2002, Mr. Lorne Albaum, legal counsel for Ungava, at that time, contacted the President of the Corporation, Mr. Glen Erikson, regarding the publication of CRI's takeover bid. Counsel advised that the Corporation issue a press release about the Offer and that it would be prudent for Ungava to retain a financial advisor to assist Ungava in responding to the Offer. Also, on June 20, 2002, Mr. Albaum met with Ogilvy, Renault, Barristers and Solicitors, and retained them as special counsel to advise the Board of Directors of the Corporation. Subsequently, Mr. Erikson met with representatives of Northern. The negotiation of the material terms of the formal engagement of Northern was completed on June 24, 2002, subject to the approval of the Board of Directors.

On June 25, 2002, the Board of Directors met to consider the circumstances of Ungava in light of the proposed Offer as well as to retain a financial advisor. At that meeting, the Board of Directors reviewed its duties and responsibilities in the context of a takeover bid with Mr. Albaum as its legal counsel at that time and also approved the engagement of Northern Securities Inc. as financial advisor of Ungava with respect to the Offer. At the meeting, the Board of Directors formed the Special Committee consisting of Glen Gasparini and W.R. Lincoln Torrance to review the Offer with the assistance of financial advisors, for the purpose of making a recommendation to the Board of Directors with respect to the Offer. A press release was issued by Ungava on June 27, 2002 announcing the appointment of Northern. The terms of the engagement of Northern were ratified by the Board of Directors on July 2, 2002.

On July 2, 2002, the Board of Directors met and received a draft of the Opinion of Northern and a presentation related thereto regarding the Offer, which concluded that, as of the date hereof, the Offer is inadequate, from a financial point of view, to holders of Common Shares.

TRADING IN SECURITIES OF UNGAVA BY DIRECTORS AND OFFICERS

None of the directors or officers of Ungava or, to the knowledge of the directors and senior officers of Ungava after reasonable inquiry, any of their respective associates, any person or company holding more than 10% of the outstanding Common Shares or any person or company acting jointly or in concert with Ungava, has traded any securities of Ungava during the six month period preceding the date of this Directors' Circular.

ISSUANCES OF SECURITIES OF UNGAVA TO DIRECTORS AND OFFCIERS

No Common Shares, or securities convertible into or exercisable for Common Shares, have been issued by Ungava to the directors and officers of Ungava during the two-year period preceding the date of this Directors' Circular.

OWNERSHIP OF SECURITIES OF CRI AND OFFEROR

Except as stated below, none of Ungava, the directors and officers of Ungava or, to the knowledge of the directors and officers of Ungava after reasonable inquiry, any associates of a director or officer of Ungava, or any person or company holding more than 10% of the outstanding Common Shares, or any person or company acting jointly or in concert with Ungava, owns, or exercises control or direction over, any securities of CRI or the Offeror. Ungava does not know the full extent of Mr. Sheldon Inwentash's Ungava share ownership or share control, nor does it know the extent to which he owns or controls shares of CRI or the Offeror, if any.

RELATIONSHIPS BETWEEN CRI AND THE OFFEROR AND THE DIRECTORS AND OFFICERS OF UNGAVA

There are no arrangements or agreements that have been made or are proposed to be made between CRI or the Offeror and any of the directors or officers of Ungava respecting the Offer, including arrangements or agreements with respect to compensation for loss of office or as to their remaining in or retiring from office if the Offer is successful. None of the directors or officers of Ungava is a director or officer of CRI, the Offeror or any of their respective subsidiaries.

ARRANGEMENTS BETWEEN UNGAVA AND ITS DIRECTORS AND OFFICERS

There are no arrangements or agreements made or proposed to be made with Ungava and any of the directors or officers of Ungava pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or as to their remaining in or retiring from office if the Offer is successful, except as described below.

Pursuant to the terms of its Stock Option Plan, Ungava has granted stock options to directors and officers of Ungava. The agreements entered into under this Plan also provide, in the event of a takeover bid for which the Board does not recommend rejection, that the optionee has a right to exercise all options (including those not fully vested) for the purpose of tendering such shares pursuant to the takeover bid. The Stock Option Plan also provides the Board of Directors with the discretion to accelerate the vesting of options.

INTERESTS OF DIRECTORS AND OFFICERS IN MATERIAL CONTRACTS WITH CRI AND THE OFFEROR

Except as stated below, none of the directors or officers of Ungava or any of their respective associates or, to the knowledge of the directors and officers of Ungava after reasonable inquiry, any person or company holding more than 10% of the outstanding Common Shares of Ungava, has or may have any interest in any material contract to which CRI or the Offeror is a party. Ungava has no knowledge of any material contract between Mr. Sheldon Inwentash and CRI or the Offeror, if any.

MATERIAL CHANGES IN THE AFFAIRS OF UNGAVA

For detailed information concerning Ungava and its business and affairs, reference is made to the Management Information Circular of Ungava dated April 10, 2002 in respect of the Annual and Special Meeting of Shareholders which was to be held on May 10, 2002, the interim consolidated financial statements for the three months ended February 28, 2002 and the press releases and other public disclosure documents on the public file with the securities commissions or similar regulatory authorities in Canada (the "Public Documents").

The discovery of key individuals and the production of relevant documents relating to the arbitration proceedings in connection with the Option And Joint Venture Agreement dated January 12, 2001 between Ungava and CRI has been completed. The hearing before the arbitrator will occur from July 15-19, 2002.

On June 4, 2002, the Corporation issued a statement of claim against James Mungall and the University of Toronto for breach of contract, wherein the Corporation seeks very substantial damages in excess of $1 billion. The Corporation learned through the production of documents in connection with the arbitration that James Mungall delivered a report to CRI dated June 27, 2001 respecting the assaying of some of the samples in the collection which were the subject of the contract with Ungava which would seem to indicate that the Ungava Trough Property has previously unknown potential for PGE's and copper mineralization. The substance of the Mungall report was published by CRI on August 13, 2001. On July 2, 2002, the Corporation received a statement of defence from James Mungall and the University of Toronto denying the allegations of the Corporation.

Except as disclosed in the Public Documents or as otherwise disclosed in this Directors' Circular, the directors and officers of Ungava are not aware of any material events that have occurred in the affairs or prospects of Ungava since February 28, 2002, the date of Ungava's last published interim financial statements.

ENGAGEMENT OF FINANCIAL ADVISOR

Northern was engaged to provide the Board of Directors and the Special Committee with advice in relation to the Offer, and to provide an opinion as to the adequacy of the Offer, from a financial point of view, to the holders of Common Shares. In consideration of the provision of these services, Ungava has agreed to pay Northern certain fees. Ungava has agreed to indemnify Northern against certain liabilities and to reimburse Northern for reasonable expenses. As part of the fees for their services as financial advisor, Northern will also be paid a success fee in the event of a transaction for the acquisition of any or all of the issued shares of the Corporation, directly or indirectly, by negotiated purchase, take-over bid, tender bid or otherwise, which results in the acquisition of at least 51% of the total issued shares of the Corporation.

RESPONSE OF THE CORPORATION

Except as otherwise described or referred to in this Directors' Circular, Ungava has not entered into any transaction, agreement in principle or signed contract or passed any Board of Directors' resolution in response to the Offer nor are there any negotiations under way in response to the Offer which related to or would result in an extraordinary transaction such as a merger or reorganization involving Ungava or a subsidiary of Ungava, the purchase, sale or transfer of a material amount of assets by Ungava or a subsidiary of Ungava, an issuer bid for or other acquisition of securities by or of Ungava, or any material change in the present capitalization or dividend policy of Ungava.

OTHER INFORMATION AND MATTERS

The registered and principal office of Ungava is located at 366 Bay Street, Suite 800, Toronto, Ontario M5H 4B2.

Except as disclosed in this Directors' Circular, there is no information or matters not disclosed in this Directors' Circular, but known to the Board of Directors, which would reasonably be expected to affect the decision of the Shareholders to accept or reject the Offer.

CERTIFICATE

Dated: July 3, 2002

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities subject to the Offer within the meaning of the *Securities Act* (Québec).

On behalf of the Board of Directors

(Signed) Lorne H. Albaum
Director, President

(Signed) Glen Gasparini
Director and Chairman of the Special Committee

NORTHERN
SECURITIES INC.

Schedule "A"

150 York Street, Suite 1814
Toronto, Ontario M5H 3S5
Telephone: (416) 644-8100
Facsimile: (416) 644-0270
www.northernsi.com
www.enorthern.com

July 3, 2002

Special Committee of the Board of Directors
Ungava Minerals Corp.
PO Box 185
Port Credit Postal Station
Mississauga, Ontario
L5G 4M2

Re: Offer by Canadian Royalties Inc.

Dear Sirs:

Northern Securities Inc. ("Northern") understands that on June 19, 2002, Canadian Royalties Inc. ("CRI" or the "Offeror") made an offer through a wholly owned subsidiary to purchase for cash 9,280,271 common shares of Ungava Minerals Corp. ("Ungava" or the "Company"), representing 51% of Ungava's issued and outstanding shares, at a price of $0.10 per common share (the "Offer"). The Offer is open for acceptance until 4 p.m. (Toronto time) on July 25, 2002, unless withdrawn or extended. The terms of the Offer are more fully described in the Offer to Purchase dated June 19, 2002, which has been mailed to holders of Ungava Common Shares in connection with the Offer.

Engagement of Northern Securities Inc.

We understand that the Ungava Board of Directors appointed a committee (the "Special Committee") to consider the Offer. Northern was first contacted on June 20, 2002, by the Company to act as its financial advisor and was engaged in this capacity by an agreement (the "Engagement Agreement") dated June 24, 2002. As part of its engagement, Northern will provide advice and assistance to the Special Committee in evaluating the Offer and has agreed to prepare and deliver to the Special Committee its opinion as to the fairness of the Offer (the "Opinion"), from a financial point of view, to the holders of Ungava Common Shares.

Northern has not been engaged to provide a formal valuation of the Company and the Opinion should not be construed as such. We have, however, conducted such analyses, investigations, research and testing of assumptions as were considered by us to be necessary in the circumstances.

Northern consents to the references to this Opinion and its inclusion in the Directors' Circular (the "Directors' Circular") to be mailed to the holders of the Common Shares.

Credentials of Northern Securities Inc.

Northern is a Toronto-based investment banking firm, focusing primarily on small market capitalization companies in the natural resources, technology, and special situations sectors. Northern's business includes corporate finance, mergers and acquisitions, restructurings, retail sales, institutional sales and trading and investment research. Northern is a member of the Investment Dealers Association of Canada, a participating organization of The Toronto Stock Exchange and a member of the TSX Venture Exchange. Northern is registered as an investment dealer in each province in Canada.

The principals at Northern have been involved in merger and acquisition transactions with values exceeding $15 billion and have many years of investment banking experience in the mining industry including providing financial advisory services such as valuations and fairness opinions.

Scope of Review

In preparing its Opinion, Northern has, among other things, reviewed and, where it considered appropriate, relied upon certain financial and business information for the Company and the Offeror, reports, discussions, investigations and publicly available information. Northern obtained background information from public sources, the Company and its advisors.

In connection with the Opinion, Northern has reviewed and, where it considered appropriate, relied upon, among other things, the following principal information sources:

1) The Offer to Purchase, dated June 19, 2002;
2) Statement of Claim filed by Ungava and Ungava Exploration Inc. against the University of Toronto and James Mungall in the Ontario Superior Court of Justice on June 4, 2002;
3) Preliminary Statement of Claim of Ungava and Ungava Exploration Inc. for the Arbitration with CRI, dated May 15, 2002;
4) Preliminary Statement of Defence of CRI in the Arbitration with Ungava and Ungava Exploration Inc., dated June 7, 2002;
5) Technical Report on the South Trend Group of Properties for CRI by Langis Plante and Todd Keast, dated February 20, 2002;
6) Report on Assays of Rock Samples from Cape Smith Fold Belt, Quebec, by James Mungall, dated June 27, 2001;
7) Updated Technical Report on the Expo-Ungava (the "E-U Property") and Phoenix Properties by Robert Wares of Cygnus Consulting Inc., dated June 2001;
8) The option and joint venture agreement among and between CRI, the Company and others, dated January 12, 2001 (the "CRI Agreement");

9) Audited financial results of High North Resources Inc. for the year ended December 31, 1997;

10) Discussions with senior management of the Company;

11) Discussions with the Company's legal counsel;

12) Public information relating to the business, operations, financial performance and stock trading history of the Company, CRI, and other selected public companies considered by us to be relevant;

13) Audited financial statements of the Company for the fiscal years 1996, 1997, 1998, 1999, 2000 and 2001;

14) Annual Reports of the Company for the fiscal years 1996, 1997 and 1998; and

15) Such other corporate, industry and financial market information, investigations and analyses as Northern considered necessary or appropriate in the circumstances.

Valuation Approaches

This Opinion has been prepared by Northern based upon techniques and specific assumptions that it considers appropriate and necessary. In order to determine whether the price in the Offer is fair from a financial point of view to the holders of the Common Shares, Northern has considered, among other matters, the following valuation approaches:

I. *CRI Enterprise Value Approach*

The enterprise value of CRI appreciated between the date the CRI Agreement was publicly announced and the date of the Offer. This approach measures the increase in the enterprise value of CRI during such period and makes assumptions about the proportion of the enterprise value appreciation attributable to the E-U Property based on exploration expenditures during such relevant period.

II. *Comparable Company Enterprise Value Approach*

The objective of reviewing comparable company enterprise value is to utilize enterprise values and multiples derived from a sample of publicly traded comparable platinum group metal exploration companies to derive a hypothetical stock market capitalization value for the common shares of Ungava. The sample of publicly traded companies considered by Northern reflects platinum group mineral exploration companies that have properties in remote areas of Canada and whose shares are traded in active and liquid public markets. Northern has utilized a relatively small sample of public companies that are, in Northern's judgment, reasonably comparable to Ungava. Companies that were assessed by Northern as to their comparability to Ungava included Pacific North West Capital, Houston Lake Mining, Osisko Explorations, Novawest Resources, Mustang Minerals, and Avalon Ventures.

III. *Option and Joint Venture Agreement Approach*

The terms of the CRI Agreement are such that the value of the E-U Property, as perceived by Ungava and CRI, can be calculated at the date on which the CRI Agreement was executed.

In its analyses in connection with the preparation of this Opinion, Northern made numerous reasonable assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Northern or any party involved in the Offer.

Pending Arbitration

Northern is aware that there are arbitration proceedings pending between Ungava and CRI with respect to the CRI Agreement. Under the CRI Agreement, the arbitration must be conducted in accordance with the *Centre d'Arbitrage Commercial National et International du Quebec* and the outcome definitive, thus excluding all recourse to the Courts. The outcome of the arbitration proceedings could have a significant impact on the value of the Company and on the Opinion. In the preparation of its Opinion, Northern has not made any assumption as to the likelihood of success by the Company in the arbitration proceedings.

Fairness Opinion

Considering all of the factors contained in this analysis, Northern is of the opinion that, as of the date hereof, the Offer is inadequate from a financial point of view to the holders of the Common Shares of Ungava.

Yours very truly,

(signed) **Northern Securities Inc.**